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                              September 19, 2022

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed September 15,
2022

       Dear Mr. Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Legal Opinion, page II-5

   1. We note the disclosure on page 102 that the ordinary shares underlying the warrants are being registered under
this registration statement. Please have counsel revise the Exhibit
                                                        5.1 legal opinion to:
                                                            Clearly disclose
that the offering includes the ordinary shares underlying the underwriter's
warrants.
                                                            Remove assumptions
(h), (i), (j) and (l). Counsel should not assume that the registrant has taken all
corporate actions necessary to authorize the issuance of the securities or assume that the
registrant is not in bankruptcy.
                                                            Clearly opine that
the ordinary shares underlying the warrants will be, when sold,
 Dean Huge
Innovation Beverage Group Ltd
September 19, 2022
Page 2
              legally (or validly) issued, fully paid and non-assessable.
                Revise the opinion to address whether the ordinary shares are non-assessable based on the meaning of that term under U.S. law.

         In addition, please list Australian legal counsel   s consent in the
exhibit list. Although the
         consent is not filed as a separate document, you may list it, then refer to its location in the legal opinion filed as Exhibit 5.1. Refer to See Staff Legal Bulletin No. 19 and Item
         601(b)(23) of Regulation S-K.

       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameDean Huge                                      Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                                 Division of
Corporation Finance
September 19, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName